SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

FUNDTECH LTD.
(Translation of Registrant’s Name Into English)

12 HA’HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   X   Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes___   No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

Registrant’s telephone number, including area code: 972 3 575-2750

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Press release, released publicly on February 13, 2007, including consolidated financial statements for the three months ended December 31, 2006.

99.2	Press release, released publicly on February 13, 2007, announcing Prang acquisition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    FUNDTECH LTD.

Date: February 14, 2007                                      By: /s/ Yoram Bibring___________
                                                           Yoram Bibring
                                       Chief Financial Officer